Exhibit 99
	For Release:	February 15, 2017
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com

NEWS
ALLETE, Inc. reports 2016 earnings of $3.14 per share
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported 2016 earnings of $3.14 per share on net income of $155.3 million and operating revenue of $1.34 billion. Results from 2015 were $2.92 per share on net income of $141.1 million and operating revenue of $1.49 billion. Operating revenue in 2015 included $197.7 million for ALLETE Clean Energy’s construction of a wind energy facility which was sold to Montana-Dakota Utilities in 2015.

Net income for 2016 was impacted by a gain related to the change in fair value of the U.S. Water Services contingent consideration liability, offset by the impact of an adverse November 2016 Minnesota Public Utilities Commission (MPUC) order on the allocation of North Dakota investment tax credits, a goodwill impairment charge related to ALLETE Clean Energy and expense related to the repayment of long-term debt.

Net income for 2015 was impacted by a non-cash impairment charge related to the real estate assets of ALLETE Properties, the recognition of profit for the construction of a wind energy facility sold to Montana-Dakota Utilities and acquisition costs related to U.S. Water Services and ALLETE Clean Energy.

“I am pleased with the Company’s position and outlook as we move into 2017,” said ALLETE Chairman, President and CEO Al Hodnik, “Minnesota Power’s industrial customers start the year on a strong note, and our energy infrastructure and related services businesses are well positioned to capitalize on renewed growth and investment initiatives.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power, and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $135.5 million, an increase of $3.9 million compared to 2015. Net income increased at Minnesota Power due to higher cost recovery revenue, production tax credits and FERC formula-based rates, as well as lower operating and maintenance expenses. These increases were partially offset by higher depreciation expense, lower industrial sales and demand revenue, and restoration costs associated with a severe storm in July 2016. Our equity earnings in ATC increased $1.3 million after-tax in 2016, primarily due to additional investments in ATC and period over period changes in ATC’s estimate of a refund liability related to the MISO return on equity complaints.

ALLETE’s Energy Infrastructure and Related Services businesses, which include ALLETE Clean Energy and U.S. Water Services, recorded net income of $13.4 million and $1.5 million, respectively. Results for 2015 at ALLETE Clean Energy included profit recognition of $20.4 million after-tax, or 42 cents per share, for the construction and sale of a wind energy facility to Montana-Dakota Utilities; 2015 also included $1.8 million after-tax, or 4 cents per share, in acquisition costs. Net income for 2016 at ALLETE Clean Energy included a $3.3 million after-tax, or 7 cents per share, goodwill impairment charge and a $0.9 million after-tax expense, or 2 cents per share, related to the prepayment of long-term debt. Earnings in 2016 at ALLETE Clean Energy were positively impacted by income generated from the operations of wind energy facilities acquired in April and July 2015. Earnings at U.S. Water Services increased $0.6 million reflecting lower amortization expense related to purchase accounting adjustments from the 2015 acquisition. 2016 also reflects increased investments in back office systems and support at U.S. Water Services as we create a platform for future growth.

The Corporate and Other segment, which includes BNI Energy and ALLETE Properties, recorded net income of $4.9 million for the year, compared to a net loss of $21.3 million in 2015. Net income in 2016 included an after-tax gain of $13.6 million, or 28 cents per share, related to the change in fair value of the U.S. Water Services contingent consideration liability, partially offset by an $8.8 million after-tax, or 18 cents per share, adverse impact for the regulatory outcome of a November 2016 MPUC order on the allocation of North Dakota investment tax credits. In 2015, the net loss included a $22.3 million after-tax, or 46 cents per share, non-cash impairment charge related to the real estate assets of ALLETE Properties and $3.0 million after-tax, or 6 cents per share, in acquisition costs related to U.S. Water Services.

Earnings were diluted by 7 cents in 2016, due to additional shares of common stock outstanding as of December 31, 2016.

ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its financial performance and earnings guidance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through February 19, 2017 by calling (855) 859-2056, pass code 49223856. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, U.S. Water Services headquartered in St. Michael, Minn., BNI Energy in Center, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2016 and 2015

	Quarter Ended		Year to Date
	2016	2015	2016	2015
Millions Except Per Share Amounts
Operating Revenue	$341.5	$380.6	$1,339.7	$1,486.4
Operating Expenses
Fuel and Purchased Power	86.9	85.2	332.9	328.1
Transmission Services	15.7	14.0	65.2	54.1
Cost of Sales	31.6	69.0	144.7	302.3
Operating and Maintenance	93.2	87.1	334.1	333.5
Depreciation and Amortization	50.1	46.5	195.8	170.0
Taxes Other than Income Taxes	13.2	12.9	53.8	51.4
Other	(10.3)	36.3	(10.3)	36.3
Total Operating Expenses	280.4	351.0	1,116.2	1,275.7
Operating Income	61.1	29.6	223.5	210.7
Other Income (Expense)
Interest Expense	(17.3)	(15.9)	(70.3)	(64.9)
Equity Earnings in ATC	3.5	2.2	18.5	16.3
Other	1.1	1.2	3.9	4.7
Total Other Expense	(12.7)	(12.5)	(47.9)	(43.9)
Income Before Income Taxes	48.4	17.1	175.6	166.8
Income Tax Expense (Benefit)	4.1	(1.7)	19.8	25.3
Net Income	44.3	18.8	155.8	141.5
Less: Non-Controlling Interest in Subsidiaries	—	0.5	0.5	0.4
Net Income Attributable to ALLETE	$44.3	$18.3	$155.3	$141.1
Average Shares of Common Stock
Basic	49.5	49.0	49.3	48.3
Diluted	49.7	49.1	49.5	48.4
Basic Earnings Per Share of Common Stock	$0.89	$0.37	$3.15	$2.92
Diluted Earnings Per Share of Common Stock	$0.89	$0.37	$3.14	$2.92
Dividends Per Share of Common Stock	$0.52	$0.505	$2.08	$2.02

Consolidated Balance Sheet
Millions

	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2016	2015		2016	2015
Assets			Liabilities and Equity
Cash and Cash Equivalents	$27.5	$97.0	Current Liabilities	$399.5	$274.8
Other Current Assets	267.0	274.0	Long-Term Debt	1,370.4	1,556.7
Property, Plant and Equipment - Net	3,741.2	3,669.1	Deferred Income Taxes	584.1	579.8
Regulatory Assets	359.6	372.0	Regulatory Liabilities	125.8	105.0
Investment in ATC	135.6	124.5	Defined Benefit Pension & Other Postretirement Benefit Plans	210.9	206.8
Other Investments	55.6	74.6	Other Non-Current Liabilities	322.7	349.0
Goodwill and Intangibles - Net	213.4	215.2	Equity	1,893.0	1,822.4
Other Non-Current Assets	106.5	68.1
Total Assets	$4,906.4	$4,894.5	Total Liabilities and Equity	$4,906.4	$4,894.5

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2016	2015	2016	2015
Millions
Regulated Operations	$25.5	$23.5	$135.5	$131.6

Energy Infrastructure and Related Services
ALLETE Clean Energy	3.7	11.2	13.4	29.9
U.S. Water Services	(0.5)	(0.6)	1.5	0.9

Corporate and Other	15.6	(15.8)	4.9	(21.3)
Net Income Attributable to ALLETE	$44.3	$18.3	$155.3	$141.1
Diluted Earnings Per Share	$0.89	$0.37	$3.14	$2.92

Statistical Data
Corporate
Common Stock
High	$66.92	$52.90	$66.92	$59.73
Low	$56.48	$47.93	$48.26	$45.29
Close	$64.19	$50.83	$64.19	$50.83
Book Value	$38.17	$37.18	$38.17	$37.18

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	286	280	1,102	1,113
Commercial	352	356	1,442	1,462
Municipal	205	204	816	833
Industrial	1,716	1,572	6,456	6,635
Total Retail and Municipal	2,559	2,412	9,816	10,043
Other Power Suppliers	860	1,254	4,316	4,310
Total Regulated Utility	3,419	3,666	14,132	14,353

Regulated Utility Revenue
Millions
Regulated Operations
Retail and Municipal
Residential	$30.6	$28.9	$115.8	$115.2
Commercial	33.6	33.1	133.7	132.9
Municipal	17.2	15.0	67.6	61.9
Industrial	110.0	103.7	412.5	424.4
Total Retail and Municipal	191.4	180.7	729.6	734.4
Other Power Suppliers	41.9	43.9	175.1	154.7
Other	26.9	23.6	96.0	102.1
Total Regulated Utility Revenue	$260.2	$248.2	$1,000.7	$991.2

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.